UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Marathon Patent Group, Inc.
(Name of Issuer) Common Stock, par value $.0001 per share
(Title of Class of Securities) 56585W302
(CUSIP Number) Stefanie Fleischmann Lucky Liefern LLC 9 Federal Street Easton, Maryland 21601 (410) 770-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56585W302	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 56585W302	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Paul Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 56585W302	SCHEDULE 13D	Page 4 of 6

Item 1.  Security and Issuer.
The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the “Common Stock”), of Marathon Patent Group, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1180 N. Town Center Drive, Suite 100, Las Vegas, NV 89144.
Item 2.  Identity and Background.
This statement is being filed by Lucky Liefern LLC, a Delaware limited liability company (“Lucky Liefern”), and Paul Prager, the managing member of Lucky Liefern (“Mr. Prager” and together with Lucky Liefern, the “Reporting Persons”). Lucky Liefern is a special purpose holding company. Mr. Prager is a citizen of the United States. Mr. Prager also serves as Chairman and Chief Executive Officer of Beowulf Energy LLC (“Beowulf”), a private, independent infrastructure holding company. The Reporting Persons and Beowulf’s principal office is 9 Federal Street, Easton, Maryland 21601.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
The Reporting Persons received 3,000,000 shares of Common Stock on October 6, 2020 in connection with a Data Facility Services Agreement among the Issuer, Liefern LLC and Two Point One, LLC (the “Services Agreement”). Pursuant to the Services Agreement, Liefern LLC and Two Point One, LLC will provide equipment and maintenance services for the Issuer’s data center facility in Hardin, MT. The Reporting Persons, as Liefern LLC’s designees, received equity compensation from the Issuer. The Reporting Persons may also receive up to 500,000 additional shares of Common Stock based on certain performance benchmarks under the Services Agreement.
Item 4.  Purpose of Transaction.
All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.
Item 5.  Interest in Securities of the Issuer.
(a) The Reporting Persons are the beneficial owners of 3,000,000 shares of Common Stock, which represents 5.8% of the Issuer’s outstanding Common Stock based on 51,403,280 shares of Common Stock outstanding as of October 30, 2020.
(b) The Reporting Persons have the sole power to vote or control the vote and dispose or control the disposition of all 3,000,000 shares.
(c) Not applicable.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Reporting Persons’ shares of Common Stock reported in Item 5(a).
(e) Not applicable.

CUSIP No. 56585W302	SCHEDULE 13D	Page 5 of 6

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described herein relative to the Services Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities.
Item 7.  Material to Be Filed as Exhibits.
Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, dated as of November 6, 2020.

CUSIP No. 56585W302	SCHEDULE 13D	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  November 6, 2020
LUCKY LIEFERN LLC

By:	Paul Prager, its Managing Member

/s/ Paul Prager
Name: Paul Prager
Title: Managing Member

PAUL PRAGER

/s/ Paul Prager
Name: Paul Prager